

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 1, 2019

<u>Via Facsimile</u>
Phung Khong Fock Thomas
Chief Financial Officer
China Yuchai International Ltd.
16 Raffles Quay
#39-01A Hong Leong Building
Singapore 048581

   **Re: China Yuchai International Ltd.**
     **Form 20-F for the Fiscal Year Ended December 31, 2017**
     **Filed April 16, 2018**
     **File No. 1-13522**

Dear Mr. Phung Khong Fock Thomas:

   We refer you to our comment letter dated November 30, 2018, regarding business contacts with Syria and Sudan.  We have completed our review of this subject matter.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            /s/ Cecilia Blye

            Cecilia Blye, Chief
            Office of Global Security Risk

cc: Amanda Ravitz
   Assistant Director